SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No.    )

COMPUTER SOFTWARE INNOVATIONS, INC.

(Name of Subject Company)

COMPUTER SOFTWARE INNOVATIONS, INC.

(Names of Persons Filing Statement)

Common Stock, Par Value $0.001 per share

(Title of Class of Securities)

205395106

(CUSIP Number of Class of Securities)

David B. Dechant

Chief Financial Officer

900 East Main Street, Suite T, Easley, South Carolina 29640

(864) 855-3900

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

William L. Pitman, Esq.

Smith Moore Leatherwood LLP

300 E. McBee Avenue, Suite 500

Greenville, South Carolina 29601

William S. Lamb

Dewey & LeBoeuf LLP

1301 Avenue of the Americas

New York, NY 10019

(212) 259-8170

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

COMPUTER SOFTWARE INNOVATIONS TO

REQUEST ADDITIONAL INFORMATION ON ACQUISITION PROPOSAL

FROM CONSTELLATION SOFTWARE INC.

Stockholders Advised to Take No Action at this Time

EASLEY, SC – April 5, 2012 – Computer Software Innovations, Inc. (OTCBB: CSWI.OB), CSI Technology Outfitters(TM) (“CSI” or the “Company”) disclosed today that its Board of Directors has reviewed the proposal received from Constellation Software Inc. and has authorized the Company’s management to request additional information from Constellation about its proposal. Once that information is received, the Board will review Constellation’s proposal in more detail. At this time, the Board has not reached a conclusion as to whether it should pursue or reject the proposal. No action by CSI shareholders is required at this time. The CSI Board also authorized the Company’s management and its financial advisor, Hyde Park Capital, to continue with the Company’s previously disclosed review of strategic options. Finally, the Company noted that it does not intend to make additional disclosures about any developments relating to the proposal received from Constellation, or any proposal that may be received from any other party, unless such disclosure is required by law.

About Computer Software Innovations, Inc.

CSI provides software and technology solutions to public sector markets. CSI software solutions have established the Company as a major software provider in the southeast education market including through its award winning financial management solutions for the education and local government market sectors. CSI’s Version3 products, which include identity and access management and cloud-based communication and collaboration solutions, expand CSI’s presence throughout the US. The CSI Cloud Services provides the education community with enterprise class, hosted voice, hosted email and hosted web solutions.

The CSI 21st Century Connected School solution has established the Company as a major technology provider to the southeast education market. CSI 21st Century Connected School is a seamless integration of instruction, collaboration, and network solutions. CSI financial management applications and the 21st Century Connected School solutions have been a significant factor in nearly doubling Company revenue in the past six years to over $50 million and increasing education revenue contribution to approximately 90% of total revenue.

The CSI solution portfolio encompasses proprietary financial management software specialized for the public sector, lesson planning and identity and access management software, cloud-based communication and collaboration solutions, SharePoint development, network infrastructure and end device solutions, IP telephony and IP convergence applications, network management solutions and managed services, and interactive classroom technologies.

Forward-Looking and Cautionary Statements

This release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Among other things, these statements relate to our financial condition, results of operations and future business plans, operations, opportunities and prospects. In addition, we and our representatives may from time to time make written or oral forward-looking statements, including statements contained in filings with the Securities and Exchange Commission and in our reports to stockholders. These forward-looking statements are generally identified by the words or phrases “may,” “could,” “should,” “expect,” “anticipate,” “plan,” “believe,” “seek,” “estimate,” “predict,” “project” or words of similar import. These forward-looking statements are based upon our current knowledge and assumptions about future events and involve risks and uncertainties that could cause our actual results, performance or achievements to be materially different from any anticipated results, prospects, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements are not guarantees of future performance. Many factors are beyond our ability to control or predict. You are accordingly cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date that we make them. We do not undertake to update any forward-looking statement that may be made from time to time by or on our behalf.

In our most recent Form 10-K, we have included risk factors and uncertainties that might cause differences between anticipated and actual future results. We have attempted to identify, in context, some of the factors that we currently believe may cause actual future experience and results to differ from our current expectations regarding the relevant matter or subject area. The operations and results of our software and systems integration businesses also may be subject to the effects of other risks and uncertainties, including, but not limited to:

•	a reduction in anticipated sales;

•	an inability to perform customer contracts at anticipated cost levels;

•	our ability to otherwise meet the operating goals established by our business plan;

•	market acceptance of our new software, technology and services offerings;

•	an economic downturn; and

•	changes in the competitive marketplace and/or customer requirements.

ADDITIONAL INFORMATION

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. No tender offer for the shares of CSI has commenced at this time. If a tender offer is commenced, CSI may file a solicitation/recommendation statement on Schedule 14D-9 with the U.S. Securities and Exchange Commission (“SEC”). Any solicitation/recommendation statement filed by CSI that is required to be mailed to stockholders will be mailed to stockholders of CSI. INVESTORS AND STOCKHOLDERS OF CSI ARE URGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and stockholders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by CSI through the web site maintained by the SEC at http://www.sec.gov.

In addition, this document and other materials related to Constellation’s proposal may be obtained from CSI free of charge by directing a request to CSI, Attn: Chief Financial Officer, David Dechant, ddechant@csioutfitters.com.